CUSIP NO. 820013100	13G	PAGE 1 OF 14

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Sharper Image Corporation

(Name of Issuer)

Common Stock, par value $.01

(Title of Class of Securities)

820013100

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 820013100	13G	PAGE 2 OF 14

1.	NAMES OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

Franklin Resources, Inc. (13-2670991)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)
(b) X

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

(See Item 4)

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

(See Item 4)

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,046,419

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

13.7%

12.	TYPE OF REPORTING PERSON

HC (See Item 4)

CUSIP NO. 820013100	13G	PAGE 3 OF 14

1.	NAMES OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

Charles B. Johnson

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)
(b)	X

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

(See Item 4)

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

(See Item 4)

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,046,419

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

13.7%

12.	TYPE OF REPORTING PERSON

HC (See Item 4)

CUSIP NO. 820013100	13G	PAGE 4 OF 14

1.	NAMES OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

Rupert H. Johnson, Jr.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)
(b)	X

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

(See Item 4)

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

(See Item 4)

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,046,419

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

13.7%

12.	TYPE OF REPORTING PERSON

HC (See Item 4)

CUSIP NO. 820013100	13G	PAGE 5 OF 14

1.	NAMES OF REPORTING PERSONS.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

Templeton Investment Counsel, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)
(b)	X

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

937,400 (See Item 4)

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

937,400 (See Item 4)

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

937,400

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.3%

12.	TYPE OF REPORTING PERSON

IA

CUSIP NO. 820013100	13G	PAGE 6 OF 14

1. NAMES OF REPORTING PERSONS.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

Franklin Templeton Investments Corp.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)
(b)	X

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

900,219 (See Item 4)

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

900,219 (See Item 4)

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

900,219

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.0%

12.	TYPE OF REPORTING PERSON

IA

CUSIP NO. 820013100	13G	PAGE 7 OF 14

Item 1.

(a) Name of Issuer

Sharper Image Corporation

(b) Address of Issuer's Principal Executive Offices

350 The Embarcadero
6th Floor
San Francisco, CA 94105

Item 2.

(a) Name of Person Filing

(i):	Franklin Resources, Inc.
(ii): Charles B. Johnson
(iii): Rupert H. Johnson, Jr.
(iv): Templeton Investment Counsel, LLC
(v):	Franklin Templeton Investments Corp.

(b) Address of Principal Business Office or, if none, Residence

(i), (ii), and (iii):
One Franklin Parkway
San Mateo, CA 94403-1906

(iv):
500 E. Broward Blvd., Suite 2100
Ft. Lauderdale, FL 33394

(v):
200 King Street W
Suite 1500
Toronto, ON, Canada M5H 3T4

(c) Citizenship

(i): Delaware
(ii) and (iii): USA
(iv): Delaware

(v): Ontario, Canada

(d) Title of Class of Securities

Common Stock, par value $.01

(e) CUSIP Number

820013100

CUSIP NO. 820013100	13G	PAGE 8 OF 14

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☒ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☒ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

The securities reported herein (the “Securities”) are beneficially owned by one or more open- or closed-end investment companies or other managed accounts that are investment management clients of investment managers that are direct and indirect subsidiaries (each, an “Investment Management Subsidiary” and, collectively, the “Investment Management Subsidiaries”) of Franklin Resources, Inc. (“FRI”), including the Investment Management Subsidiaries listed in Item 7. Investment management contracts grant to the Investment Management Subsidiaries all investment and/or voting power over the securities owned by such investment management clients, unless otherwise noted in this Item 4. Therefore, for purposes of Rule 13d-3 under the Act, the Investment Management Subsidiaries may be deemed to be the beneficial owners of the Securities.

Beneficial ownership by investment management subsidiaries and other affiliates of FRI is being reported in conformity with the guidelines articulated by the SEC staff in Release No. 34-39538 (January 12, 1998) relating to organizations, such as FRI, where related entities exercise voting and investment powers over the securities being reported independently from each other. The voting and investment powers held by Franklin Mutual Advisers, LLC (“FMA”), an indirect wholly-owned Investment Management Subsidiary, are exercised independently from FRI and from all other Investment Management Subsidiaries (FRI, its affiliates and the Investment Management Subsidiaries other than FMA are collectively, “FRI affiliates”). Furthermore, internal policies and procedures of FMA and FRI establish informational barriers that prevent the flow between FMA and the FRI affiliates of information that relates to the voting and investment powers over the securities owned by their respective investment management clients. Consequently, FMA and the FRI affiliates report the securities over which they hold investment and voting power separately from each other for purposes of Section 13 of the Act.

Charles B. Johnson and Rupert H. Johnson, Jr. (the “Principal Shareholders”) each own in excess of 10% of the outstanding common stock of FRI and are the principal stockholders of FRI. FRI and the Principal Shareholders may be deemed to be, for purposes of Rule 13d-3 under the Act, the beneficial owners of securities held by persons and entities for whom or for which FRI subsidiaries provide investment management services. The number of shares that may be deemed to be beneficially owned and the percentage of the class of which such shares are a part are reported in Items 9 and 11 of the cover pages for FRI and each of the Principal Shareholders. FRI, the Principal Shareholders and each of the Investment Management Subsidiaries disclaim any pecuniary interest in any of the Securities. In addition, the filing of this Schedule 13G on behalf of the Principal Shareholders, FRI and FRI affiliates, as

CUSIP NO. 820013100	13G	PAGE 9 OF 14

applicable, should not be construed as an admission that any of them is, and each disclaims that it is, the beneficial owner, as defined in Rule 13d-3, of any of the Securities.

FRI, the Principal Shareholders, and each of the Investment Management Subsidiaries believe that they are not a “group” within the meaning of Rule 13d-5 under the Act and that they are not otherwise required to attribute to each other the beneficial ownership of the Securities held by any of them or by any persons or entities for whom or for which FRI subsidiaries provide investment management services.

(a) Amount beneficially owned:

2,046,419

(b) Percent of class:

13.7%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

Franklin Resources, Inc.:	0
Charles B. Johnson:	0
Rupert H. Johnson, Jr.:	0
Templeton Investment Counsel, LLC:	937,400
Franklin Templeton Investments Corp.:	900,219
Franklin Templeton Investment Management Limited:	208,800

(ii) Shared power to vote or to direct the vote

0

(iii) Sole power to dispose or to direct the disposition of

Franklin Resources, Inc.:	0
Charles B. Johnson:	0
Rupert H. Johnson, Jr.:	0
Templeton Investment Counsel, LLC:	937,400
Franklin Templeton Investments Corp.:	900,219
Franklin Templeton Investment Management Limited:	208,800

(iv) Shared power to dispose or to direct the disposition of

0

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [].

Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person

The clients of the Investment Management Subsidiaries, including investment companies registered under the Investment Company Act of 1940 and other managed accounts, have the right to receive or power to direct the receipt of dividends from, as well as the proceeds from the sale of, such securities

CUSIP NO. 820013100	13G	PAGE 10 OF 14

reported on in this statement. Templeton Global Smaller Companies Fund,an investment company registered under the Investment Company Act of 1940 and managed by Templeton Investment Counsel, LLC in the U.S, has an interest in 937,400 shares, or 6.3%, of the class of securities reported herein. Templeton Global Smaller Companies Fund, an investment company registered under the Investment Company Act of 1940 and managed by Franklin Templeton Investments Corp. in Canada, has an interest in 900,219 shares, or 6.0%, of the class of securities reported herein.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

See Attached Exhibit C

(See also Item 4)

Item 8. Identification and Classification of Members of the Group

Not Applicable (See also Item 4)

Item 9. Notice of Dissolution of Group

Not Applicable

CUSIP NO. 820013100	13G	PAGE 11 OF 14

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

This report shall not be construed as an admission by the persons filing the report that they are the beneficial owner of any securities covered by this report.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 31, 2007

Franklin Resources, Inc.

Charles B. Johnson

Rupert H. Johnson, Jr.

Templeton Investment Counsel, LLC

Templeton Global Smaller Companies Fund

By: /s/BARBARA J. GREEN

-----------------------
Barbara J. Green
Vice President, Deputy General Counsel,
and Secretary of Franklin Resources, Inc.

Attorney-in-Fact for Charles B. Johnson pursuant to Power of Attorney attached to this Schedule 13G

Attorney-in-Fact for Rupert H. Johnson, Jr. pursuant to Power of Attorney attached to this Schedule 13G

Secretary of Templeton Investment Counsel, LLC

Vice President and Secretary of Templeton Global Smaller Companies Fund

Franklin Templeton Investments Corp.

Franklin Templeton Investments Corp., as trustee and manager for the Templeton Global Smaller Companies Fund

By: /s/Brad G. Beuttenmiller

-----------------------

Brad G. Beuttenmiller

Vice-President and Chief Counsel, Canada and Corporate Secretary

CUSIP NO. 820013100	13G	PAGE 12 OF 14

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13G and to all amendments to such statement and that such statement and all amendments to such statement are made on behalf of each of them.

IN WITNESS WHEREOF, the undersigned have executed this agreement on

January 31, 2007.

Franklin Resources, Inc.

Charles B. Johnson

Rupert H. Johnson, Jr.

Templeton Investment Counsel, LLC

Templeton Global Smaller Companies Fund

By: /s/BARBARA J. GREEN

-----------------------
Barbara J. Green
Vice President, Deputy General Counsel,
and Secretary of Franklin Resources, Inc.

Attorney-in-Fact for Charles B. Johnson pursuant to Power of Attorney attached to this Schedule 13G

Attorney-in-Fact for Rupert H. Johnson, Jr. pursuant to Power of Attorney attached to this Schedule 13G

Secretary of Templeton Investment Counsel, LLC

Vice President and Secretary of Templeton Global Smaller Companies Fund

Franklin Templeton Investments Corp.

Franklin Templeton Investments Corp., as trustee and manager for the Templeton Global Smaller Companies Fund

By: /s/Brad G. Beuttenmiller

-----------------------

Brad G. Beuttenmiller

Vice-President and Chief Counsel, Canada and Corporate Secretary

CUSIP NO. 820013100	13G	PAGE 13 OF 14

EXHIBIT B

POWER OF ATTORNEY

CHARLES B. JOHNSON hereby appoints BARBARA J. GREEN his true and lawful attorney-in-fact and agent to execute and file with the Securities and Exchange Commission any Schedule 13G or 13D, any amendments thereto or any related documentation which may be required to be filed in his individual capacity as a result of his position as an officer, director or shareholder of Franklin Resources, Inc. and, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing which he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, may lawfully do or cause to be done by virtue hereof.

Date: 9-11-03	/s/Charles B. Johnson
-------	---------------------

Charles B. Johnson

POWER OF ATTORNEY

RUPERT H. JOHNSON hereby appoints BARBARA J. GREEN his true and lawful attorney-in-fact and agent to execute and file with the Securities and Exchange Commission any Schedule 13G or 13D, any amendments thereto or any related documentation which may be required to be filed in his individual capacity as a result of his position as an officer, director or shareholder of Franklin Resources, Inc. and, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing which he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, may lawfully do or cause to be done by virtue hereof.

Date: Sept 4, 2003	/s/Rupert H. Johnson, Jr.
------------	-------------------------
Rupert H. Johnson

CUSIP NO. 820013100	13G	PAGE 14 OF 14

Exhibit C

Templeton Investment Counsel, LLC	Item 3 Classification: 3(e)
Franklin Templeton Investments Corp.	Item 3 Classification: 3(e)
Franklin Templeton Investment Management Limited	Item 3 Classification: 3(e)